Mail Stop 3561

October 30, 2008

Rory J. Cowan
Chairman, Chief Executive Officer and President
Lionbridge Technologies, Inc.
1050 Winter Street
Waltham, MA 02451

      **Re**:    **Lionbridge Technologies, Inc.**
                **Form 10-K for Fiscal Year Ended December 31, 2007**
                **Filed March 14, 2008**
                **Forms 10-Q for Periods Ending March 31 and June 30, 2008**
                **Filed May 9 and August 11, 2008**
                **Definitive Proxy Statement on Schedule 14A**
                **Filed April 7, 2008**
                **Form 8-K filed February 26, 2008**
                **File No. 000-26933**

Dear Mr. Cowan:

      We have reviewed your response dated October 10, 2008 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Notes to the Consolidated Financial Statements, page 59

Note 2. Significant Accounting Policies, page 59

Work in process, page 61

1. We note your response to comment six in our letter dated September 26, 2008. Please advise or revise your disclosure to clarify that direct and incremental costs of services accounted for under the proportional performance method are recognized as incurred. Also, please provide us with a detailed explanation as to the nature of the costs of the work included in work in process and the amount of work in process costs for fixed price contracts where revenue is recognized (1) as milestones are achieved; (2) when final deliverables have been met; or (3) using proportional performance. Further, tell us and disclose in future filings how you evaluate the deferred costs for realizability at each balance sheet date.

Exhibits 31.1 and 31.2

2. We note your response to comment nine in our letter dated September 26, 2008 and we reissue the comment.

Exhibit 32.1

3. We note your response to comment 10 in our letter dated September 26, 2008 and we reissue the comment. Please revise your certification to refer to your annual report on Form 10-K for the period ending December 31, 2007 and refile your entire 10-K, including all certifications. In addition, we note that the quarterly report for the period ending March 31, 2008 refers to September 30, 2007. Please revise your certification to refer to your quarterly report on Form 10-Q for the period ending March 31, 2008 and refile your entire 10-Q, including all certifications.

Definitive Proxy Statement on Schedule 14A

Compensation, Discussion and Analysis, page 13

4.  We note your response to comments 14, 15 and 16 in our letter dated September 26, 2008.  In those responses, you state that you will revise the disclosure in future filings.  Please provide us with your intended disclosure for the future filings based on your 2008 proxy statement or advise.  With respect to comment 16, please describe your policies in the proxy statement.

******

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Review Accountant, at (202) 551-3202, if you have any questions regarding the financial statements and related matters.  Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Ellie Bavaria, Special Counsel, at (202) 551-3238, or me, at (202) 551-3720, with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc : Kenneth J. Gordon, Esq.
     *Via facsimile (617) 523-1231*